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EXHIBIT 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of Swedish Accounting Principles

	Year ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges:
Interest expenses	4,253.7	3,675.4	4,040.2	6,081.0	6,451.6
Earnings:
Net profit	439.6	427.5	479.7	540.7	601.8
Taxes	172.2	167.8	184.7	188.3	228.1
Fixed charges	4,253.7	3,675.4	4,040.2	6,081.0	6,451.6

	4,865.5	4,270.7	4,704.6	6,810.0	7,281.5

Ratio of earnings to fixed charges	1.14	1.16	1.16	1.12	1.13

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  EXHIBIT 7.2
RATIOS OF EARNINGS TO FIXED CHARGES Calculation of Ratios of Earnings to Fixed Charges for SEK excluding the S-system on the Basis of Swedish Accounting Principles